UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission file number 1-10582

A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

Alliant Techsystems Inc. 401(k) Plan

B.      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alliant Techsystems Inc.
5050 Lincoln Drive
Edina, Minnesota

Alliant Techsystems Inc.
401(k) Plan

Financial Statements as of and for the Years Ended December 31, 2006 and 2005, Supplemental Schedule as of December 31, 2006, and Report of Independent  Registered Public Accounting Firm

ALLIANT TECHSYSTEMS INC. 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees of and Participants in the

Alliant Techsystems Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Alliant Techsystems Inc. 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
June 25, 2007

ALLIANT TECHSYSTEMS INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006 AND 2005

	2006	2005

ASSETS:
Investments held by the Master Trust (Note 8):
Participant-directed investments	$—	$1,142,002,762
Nonparticipant-directed investments (Note 5)	—	205,609,646

Total investments held by the Master Trust	—	1,347,612,408

Cash	103,554	—

Investments — fair value	1,531,149,839	—
Participant loans	38,657,708	35,225,507

Total investments	1,569,807,547	35,225,507

Employer contributions receivable	2,157,943	2,754,027

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,572,069,044	1,385,591,942

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	3,477,572	2,772,870

NET ASSETS AVAILABLE FOR BENEFITS	$1,575,546,616	$1,388,364,812

See notes to financial statements.

ALLIANT TECHSYSTEMS INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	$1,388,364,812	$1,268,313,719

CONTRIBUTIONS:
Participant contributions	71,039,800	63,596,235
Employer contributions	17,205,779	23,025,819

Total contributions	88,245,579	86,622,054

INVESTMENT INCOME:
Interest	217,972	39,109
Dividends	70,382,959	42,636,227
Net appreciation in fair value of investments	65,698,403	72,271,207

Total investment income	136,299,334	114,946,543

INTEREST INCOME FROM PARTICIPANT LOANS	2,283,467	1,879,592

TRANSFERS BETWEEN PARTICIPATING PLANS — Net (Note 1)	685,882	(85,272)

TRANSFER IN FROM OTHER PARTICIPATING PLAN DUE TO MERGER (Note 1)	78,637,364	—

TRANSFER IN FROM OUTSIDE PLANS (Note 3)	—	12,098,080

DEDUCTIONS:
Distributions to participants	118,756,251	95,213,312
Trustee and administrative fees	213,571	196,592

Total deductions	118,969,822	95,409,904

NET ADDITIONS	187,181,804	120,051,093

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$1,575,546,616	$1,388,364,812

See notes to financial statements.

ALLIANT TECHSYSTEMS INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1.                      PLAN DESCRIPTION

The following description of the Alliant Techsystems Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General Information — The Plan is a defined contribution, voluntary, tax-deferred savings plan designed to provide supplemental retirement benefits to Alliant Techsystems Inc. (the “Company”) employees. Prior to December 31, 2006, the Plan provided benefits to employees not covered under a collective bargaining agreement. Effective December 31, 2006, the Alliant Techsystems Inc. 401(k) Plan Subject to Collective Bargaining Agreement, which covers employees subject to collective bargaining agreements, was merged with the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Company has management and administrative responsibility for the Plan.

401(k) Master Trust Agreement — The Company established a 401(k) Master Trust (the “Trust”) to serve as the funding medium for the Plan and the Alliant Techsystems Inc. 401(k) Plan Subject to Collective Bargaining Agreement (the “Participating Plans”). Effective December 31, 2006, the net assets of the Alliant Techsystems Inc. 401(k) Plan Subject to a Collective Bargaining Agreement of $78,637,364 were merged with the Plan. As a result of the merger, the Master Trust was amended to a Single Plan Trust effective December 31, 2006. Prior to December 31, 2006, the Plan’s equity in the net assets and changes in net assets from operations of the Trust are included in the financial statements. At December 31, 2005, the Plan’s interest in the net assets of the Trust was approximately 95%. Fidelity Management Trust Company serves as the trustee for the Plan.

Participation — Prior to December 31, 2006, each employee of the Company classified as regular full time or regular part time, except a person employed by an excluded business unit or a person employed under a collective bargaining agreement that does not provide for participation in the Plan, automatically became eligible to participate on the date of hire by the Company or transfer into the Plan. Effective December 31, 2006, employees covered under a collective bargaining agreement automatically become eligible to participate on the date of hire by the Company or transfer into the Plan.  Effective January 1, 2003, temporary employees become eligible to participate in the Plan after a required amount of service has been met.

Contributions — The following contributions were made through December 31, 2006 to the Plan (see Note 10):

a.                      The Company contributes to the Plan an amount on behalf of the participants equal to the percentage of their pay elected by the participants, who designate pretax and Roth 401(k) contributions. The maximum pretax contribution percentage is determined by the Alliant Techsystems Inc. Pension and Retirement Committee in accordance with Internal Revenue Service (“IRS”) guidelines. Contributions, including sponsor match contributions, are also limited to the lesser of $44,000 or 100% of the participant’s pay for a plan year. The Plan also allows the participants to make after-tax contributions, and the Company can make a supplemental discretionary contribution.

b.                     Participants who are eligible for a distribution from any other plan qualified under Section 401(a) of the Internal Revenue Code (the “Code”) or from an individual retirement plan under Sections 402 and 408 of the Code may transfer or roll over all or a part of such distribution to their accounts in the Plan, provided the Plan agrees to accept the distribution.

c.                      The Company matching contributions are as follows:

Effective January 1, 2006, the Company match contribution formula is based on length of service and participation in the Company’s non-related defined benefit plans.

Participants in most legacy Final Average Earnings (FAE) pension plans — Participants in FAE pension plans (Honeywell, Hercules / Aerospace, Thiokol, SEG) will not receive a company match.

Grandfathered Employees (15 or more years of service as of January 1, 2004) — Participants in the Alliant Techsystems Inc. Retirement Plan (cash balance formula), Alliant Lake City Retirement Plan, and Federal Cartridge Pension Plan receive $0.50 for each $1.00 up to a maximum of 6% of before tax contributions.

Non-grandfathered Employees (Employees with less than 15 years of service as of January 1, 2004 and new hires) — Participants with less than 15 years of service who participate in the Pension Equity Plan receive $1.00 for $1.00 match on the first 3% of before tax contributions and an additional $0.50 for each $1.00 on the next 2% of before tax contributions.

During 2005, the Company made matching contributions based upon length of service and location as follows:

Grandfathered Employees (15 or more years of service as of January 1, 2004) — All participants with the exclusion of Ammunition Accessories Inc. and Federal Cartridge employees received a matching contribution of $0.50 for each $1.00 up to a maximum of 6% of recognized compensation. Ammunition Accessories Inc. and Federal Cartridge employees received $1.00 for $1.00 match on the first 3% of recognized compensation, and $0.50 on each additional dollar contributed up to a maximum of 6% of recognized compensation.

Nongrandfathered Employees (Employees with less than 15 years of service as of January 1, 2004, and new hires) — All participants received $1.00 for $1.00 match on the first 3% of recognized compensation, and an additional $0.50 for each dollar contributed up to 5% of salary.

Participant Accounts — Each participant’s account is credited with their contribution and portion of the Company’s match and is charged with their withdrawals. Earnings, losses and administrative expenses of the individual participant’s investment Fund options are reported in the individual participant’s account. The Company may also pay certain plan expenses at its discretion. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — All participants are 100% vested in their individual accounts attributable to their contributions and to Company contributions at all times.

Participant Loans — Participants may borrow from their fund account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund and from (to) the loan fund. Except for loans transferred from the Composite Optics Inc. Retirement Savings Plan, loan terms range from one to five years, except loans for the purchase of a primary residence, which range from one to ten years. Loan terms for the loans transferred from the Composite Optics Inc. Retirement Savings Plan can range from one to five years, except loans for the purchase of a primary residence, which range from one to fifteen years. The loans are secured by the balance in the participant’s account. Interest rates are calculated quarterly and are based on prime rate plus 1%. Principal and interest are paid ratably through monthly payroll deductions.

Distributions — On termination of service, a participant may elect to receive a single lump-sum distribution or monthly, quarterly, or annual installments payable over a period of up to 240 months. As required by regulation, the Plan was amended to require rollover to an individual retirement account (“IRA”) feature for any participant whose account balance is greater than $1,000 (but less than $5,000) who has not elected another form of payment.

Transfers Between Participating Plans — Transfers between plans represent movement of participant accounts between the Participating Plans, for participants whose union or nonunion status changed during the year.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. Prior to January 1, 2006, Company match contributions were automatically invested in Alliant Techsystems Inc. common stock subject to future changes in investments by the participant. Effective January 1, 2006, Company match contributions are invested pursuant to participant direction. The Plan currently offers over twenty mutual funds and one common stock fund as investment options for participants.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are presented on the accrual basis of accounting and have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that these changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncement — The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position (“FSP”) AAG INV-1 and Statement of Position (“SOP”) 94-4-1 – Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit contracts from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value basis and are not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

Investment Valuation and Income Recognition — Investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. As required by SOP 94-4-1, this adjustment from fair value to contract value is shown as a separate line item on the statement of net assets available for benefits. Security transactions (purchases and sales of investments) are recorded on the trade date. The realized gain or loss on sales of investments is determined based upon the average cost of investments sold. Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned. The trustee charges trustee and administrative fees directly against the individual investment balances. Participant loans are valued at the outstanding loan balance.

Payment of Benefits — Benefit payments to participants are recorded when requested, which is effectively upon distribution.

Excess Contributions Payable — The Plan is required to return contributions received during the plan year in excess of the Code’s limits.

3.                      MERGERS, TRANSFERS, AND ROLLOVERS FROM OUTSIDE PLANS

During 2005, accounts of former Pressure Systems Inc., Programmed Composites Inc., and AEC-Able Engineering Company Inc. totaling $12,098,080 were transferred as rollovers to the Plan.

4.                      INVESTMENTS

The Plan’s investments that represent 5 percent or more of the Plan’s net assets available for benefits as a single plan trust (see Note 1) as of December 31, 2006 are as follows:

Fidelity Managed Income Portfolio
293,514,643 units	$293,514,643
Dodge & Cox Balanced Fund
2,002,892 units	174,411,798
Fidelity U.S. Equity Index Commingled Pool
2,774,380 units	125,984,600
American Funds Growth of America
2,474,910 units	81,325,557
Goldman Sachs Midcap Value Fund
2,326,209 units	90,512,787
Fidelity Contrafund
2,197,901 units	143,303,134
Fidelity Diversified International
2,955,030 units	109,188,365
ATK Stock Fund
3,764,120 units	197,051,701

5.                      NONPARTICIPANT-DIRECTED INVESTMENTS

Prior to January 1, 2006, 100% of the Company match was contributed into the Alliant Techsystems Inc. Stock Fund (“ATK Stock Fund”), an investment option under the Plan. For participants who are active employees, the company match contributed to the ATK Stock Fund was nonparticipant-directed. However, the Plan allowed these participants to move 100% of their investments in their company matching account out of company stock and into any other investment options available under the Plan the day after the nonparticipant-directed contribution was made. For those participants who have terminated employment from Alliant Techsystems Inc. and all of its affiliates, the Plan permitted these participants to change investment in their company matching account out of company stock to any other investment options available under the Plan.  Effective January 1, 2006 the Plan sponsor contributes the Company match to Plan investment funds pursuant to participant direction which may include the Alliant Techsystems Inc. Stock Fund.  As a result of this amendment, all investments were participant-directed within the Plan as of December 31, 2006.

The changes in net assets available for the Plan’s portion of the ATK Stock Fund for the year ended December 31, 2005, are as follows:

Net assets available for benefits — beginning of year	$171,282,917

Contributions:
Participant contributions	3,977,239
Employer contributions	23,025,679

Total contributions	27,002,918

Investment income:
Interest	171,117
Net appreciation in fair value of investments	28,187,770

Total investment income	28,358,887

Transfers between participating plans — net	(129,298)

Transfer in from outside plans	1,058,060

Exchanges — net	(9,097,076)

Participant loans:
Repayments	1,308,933
Distributions	(1,808,646)

Total participant loans	(499,713)

Deductions:
Distributions to participants	9,541,841
Trustee and administrative fees	71,181

Total deductions	9,613,022

Net assets available for benefits — end of year	$208,363,673

6.                      FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by letter dated December 4, 2002, that the Plan is designed in accordance with Section 401(a) of the Code and, therefore, the related Trust is not subject to tax under current tax law. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and the Plan and the related Trust continue to be tax-exempt. As a result, no provision for income taxes has been included in the Plan’s financial statements.

7.                      PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, the individual participants’ accounts become distributable to the participants or their beneficiaries in accordance with the provisions of the Plan.

8.                      401(k) MASTER TRUST AGREEMENT

Effective December 31, 2006, the net assets of the Alliant Techsystems Inc. 401(k) Plan subject to a Collective Bargaining Agreement were transferred to the Alliant Techsystems Inc. 401(k) Plan. As a result of the transfer, the Master Trust is amended to a Single Plan Trust of the Plan effective December 31, 2006. The investments of the Master Trust as of December 31, 2005, were as follows:

Investments:
Short-term investment fund	$301,696,796
Income funds	42,911,916
Growth and income funds	376,264,644
Growth funds	408,247,224
International funds	72,582,406
Alliant Techsystems Inc. Stock Fund	219,126,217

Investments — at fair value	1,420,829,203

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,960,225

Investments — at contract value	$1,423,789,428

Alliant Techsystems Inc. 401(k) Plan	$1,350,385,278
Alliant Techsystems Inc. 401(k) Plan Subject to Collective Bargaining Agreement (Note 1)	73,404,150

Investments - at contract value	$1,423,789,428

Investment income for the Master Trust for the years ended December 31, 2006 and 2005, is as follows:

	2006	2005

Investment income:
Net appreciation (depreciation) in fair value of investments:
Income funds	$(222,019)	$(946,678)
Growth and income funds	34,182,324	9,362,597
Growth funds	17,439,952	29,739,192
International funds	10,525,234	8,151,983
Alliant Techsystems Inc. Stock Fund	6,655,880	30,158,497

Total net appreciation in fair value of investments	68,581,371	76,465,591

Interest	218,269	39,109
Dividends	73,794,333	44,754,656

Total investment income	$142,593,973	$121,259,356

Alliant Techsystems Inc. 401(k) Plan	$136,299,334	$114,946,543
Alliant Techsystems Inc. 401(k) Plan Subject to Collective Bargaining Agreement	6,294,639	6,312,813

	$142,593,973	$121,259,356

9.                      RELATED-PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2006 and 2005, the Plan held 3,764,120 and 4,030,771 units, respectively, of common stock of Alliant Techsystems Inc., the sponsoring employer, with a cost value of $115,666,765 and $118,592,933, respectively. During the years ended December 31, 2006 and 2005, the Plan did not record any dividend income related to the Alliant Techsystems Inc. common stock.

The above transactions are exempt party-in-interest transactions.

10.               SUBSEQUENT EVENT

Effective January 1, 2007, the Company match contribution formula changed for new and rehired participants.

Nonunion participants hired or rehired on or after January 1, 2007, who participate, receive $1.00 for $1.00 match on the first 3% of before tax contributions and an additional $.50 for each $1.00 on the next 3% of before tax contributions. These participants are also automatically enrolled in the Plan at a pre-tax contribution rate of 6%.

Also effective for 2007 and subsequent plan years, the Company shall make a non-elective contribution on behalf of a participant hired on or after January 1, 2007.

As a result of the transfer of the other Participating Plan, the Company will contribute to the Plan a matching contribution of 50% of the first 6% of compensation for participants employed under a collective bargaining agreement unless directed differently in the applicable collective bargaining agreement.

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE
REQUIREMENTS OF FORM 5500

ALLIANT TECHSYSTEMS INC. 401(k) PLAN

(EIN #41-1672694) (Plan No. 003)

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006

Identity of Issue, Borrower,			Current
Lessor, or Similar Party	Description of Assets	Cost	Value

PARTICIPANT LOANS:
Various participants**	Participant loans receivable, maturing from 1/1/07 to 4/17/20*, at interest rates of 4.0% to 11.5%	***	$38,657,708

INVESTMENTS:
VALUE OF INTEREST IN COMMON/COLLECTIVE TRUSTS:
Fidelity Management Income Portfolio — at fair value**	Common/collective trust	***	290,037,071
Fidelity Adjustment to contract value**	Common/collective trust	***	3,477,572
Fidelity U.S. Equity Index Pool Fund**	Common/collective trust	***	125,984,600

Total interest in common/collective trusts			419,499,243

VALUE OF INTEREST IN REGISTERED INVESTMENT COMPANIES:
Dodge Balanced Fund	Regulated investment fund	***	174,411,798
Fidelity Contrafund**	Regulated investment fund	***	143,303,135
Fidelity Diversified International Fund**	Regulated investment fund	***	109,188,365
Goldman Sachs Mid Cap Value Instrument	Regulated investment fund	***	90,512,787
American Fund Growth Fund	Regulated investment fund	***	81,325,557
Allianz NFJ Small Cap Value	Regulated investment fund	***	70,840,012
T.Rowe Price Mid Cap Growth Fund	Regulated investment fund	***	64,785,873
Fidelity Equity Income II Fund**	Regulated investment fund	***	54,427,133
Fidelity U.S. Bond Index Fund**	Regulated investment fund	***	34,619,613
Fidelity Freedom 2020 Fund**	Regulated investment fund	***	24,560,126
Fidelity Freedom 2010 Fund**	Regulated investment fund	***	16,048,288
Fidelity Freedom 2030 Fund**	Regulated investment fund	***	10,430,416
Spartan Total Market Index Fund	Regulated investment fund	***	8,310,196
Pimco Total Return Instrument	Regulated investment fund	***	7,990,207
UM Small Cap Growth Instrument	Regulated investment fund	***	7,719,267
Fidelity Freedom 2040 Fund**	Regulated investment fund	***	7,098,162
Fontergra Ironbridge Small Cap	Regulated investment fund	***	1,957,603
Fidelity Freedom Income Fund**	Regulated investment fund	***	1,902,385
Fidelity Freedom 2000 Fund**	Regulated investment fund	***	1,730,592

Total interest in registered investment funds			911,161,515

EMPLOYER-RELATED SECURITIES — Alliant Techsystems Inc. Stock Fund**	Common stock	***	197,051,701

INTEREST-BEARING CASH EQUIVALENTS	Cash equivalents	***	6,914,852

	Total investments		$1,573,285,119

*	Maturity relates to loans transferred from Composite Optics Inc. Retirement Savings Plan, see Plan Description footnote.
**	Party-in-interest.
***	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Alliant Techsystems Inc. 401(k) Plan

By:	ALLIANT TECHSYSTEMS INC.
As Plan Administrator of the
Alliant Techsystems Inc. 401(k) Plan

By:	/s/ John L. Shroyer
Name:	John L. Shroyer
Title:	Senior Vice President and Chief Financial
Officer of Alliant Techsystems Inc.

Date: June 27, 2007